Exhibit 99.1

REE Automotive and Mitsubishi Fuso Truck and Bus Corporation Sign MOU for Software-Defined Vehicle Technology

●	Mitsubishi Fuso is collaborating with REE as part of an acceleration strategy to shift into software-defined trucks that are smarter, safer, and upgradable over-the-air

●	Mitsubishi Fuso is evaluating REE’s SDV and x-by-wire technologies for REE to serve as a potential supplier of a future vehicle platform

●	The joint project has commenced and REE has begun integrating its SDV technology into a Mitsubishi Fuso eCanter electric truck

Tel Aviv, Israel (November 18, 2025) – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company that develops software-defined vehicle (SDV) technology solutions, today announced a strategic collaboration with Mitsubishi Fuso Truck and Bus Corporation (Mitsubishi Fuso) through a memorandum of understanding (MoU)1 to collaborate and develop a software-defined vehicle (SDV) using REE’s zonal SDV architecture and x-by-wire (XBW) technology. A one-year evaluation phase has commenced with the two companies working together to convert a Mitsubishi Fuso eCanter electric truck into an SDV, powered by REE’s Zonal Architecture SDV technology. This collaboration permits Mitsubishi Fuso to assess the benefits of REE technology for its next-generation commercial vehicles and accelerate its shift to smarter, safer, and upgradable cloud-connected software-defined trucks. It will also evaluate REE as a supplier for Mitsubishi Fuso’s future product line for a scalable platform based on REE’s XBW and SDV architecture.

“We are proud to collaborate with the exceptional team at Mitsubishi Fuso, aligning our shared vision for innovation in next-generation commercial vehicles. Together, we are committed to delivering smarter, safer solutions,” said Daniel Barel, Co-founder and CEO of REE. “Software-defined vehicles represent a transformative leap, enabling faster development of next-generation commercial vehicles through continuous AI-powered over-the-air (OTA) updates. By leveraging both companies’ strengths, we believe that we have a unique opportunity to set a new industry benchmark for commercial vehicles that support autonomous solutions.”

Mitsubishi Fuso, a Japanese commercial vehicle manufacturer and a group company of Daimler Truck AG, selected REE’s software-defined by-wire technology for its demonstrated performance, scalability, and readiness for next-generation vehicle architectures. REE’s Zonal Architecture ECU design simplifies integration and reduces hardware complexity to allow OEMs to standardize across multiple vehicle platforms. The system’s built-in cybersecurity, AI-driven serviceability, and continuous OTA updates are designed to provide a future-proof foundation for autonomous and connected capabilities. With ISO 26262 functional safety compliance underway and a fully-developed certified commercial truck, REE offers Mitsubishi Fuso a tested, road-ready SDV solution that is designed to accelerate time to market without compromising safety or performance. In designing its SDV technology to reduce downtime, lower total cost of ownership, and unlock new data-driven revenue, REE aims to empower OEMs and fleets to build smarter, safer, and more connected vehicles.

[1]	This memorandum of understanding is non-binding, however it includes certain binding purchase orders.

“We believe that by combining Mitsubishi Fuso’s autonomous driving and ZEV technologies with REE’s XBW and SDV technologies, we can realize superior logistics solutions,” said Hironobu Ando, Head of Product Engineering at Mitsubishi Fuso. “We are very pleased to work together with REE to address social issues such as global warming, traffic accidents, and driver shortages.”

REE Automotive drives the future of software-defined vehicles with proprietary x-by-wire technology, first deployed in the P7-C, the first FMVSS-certified by-wire commercial truck in the U.S. REE’s zonal architecture, featuring high-performance ECUs, over-the-air software updates, cloud-based AI intelligence, and fleet management services, is designed to simplify development, accelerate innovation, and scale production globally.

Mitsubishi Fuso at a Glance

Mitsubishi Fuso Truck and Bus Corporation (Mitsubishi Fuso) is a commercial vehicle manufacturer based in Kawasaki City, Japan. 89.29% of its shares are owned by Daimler Truck AG and 10.71% by various Mitsubishi group companies. Mitsubishi Fuso provides trucks, buses and industrial engines under the FUSO brand with a longstanding history of over 90 years, serving approximately 170 markets worldwide. Mitsubishi Fuso proactively develops cutting-edge technologies such as electrification, with its eCanter being Japan’s first mass-produced electric light-duty truck. Mitsubishi Fuso’s heavy-duty Super Great Truck was also the first of its kind in Japan to include SAE Level 2-equivalent automated driving support technology, now a benchmark in the Japanese commercial vehicle market.

About the eCanter

The eCanter is the Japanese market’s first series-produced, all-electric truck (battery EV truck) introduced by Mitsubishi Fuso in 2017 With zero greenhouse gas emissions, it contributes to CO2 reduction, a major global issue. The eCanter is suited to inner-city routes as well as operations during late night and early morning hours, due to lower noise and vibration levels unique to EV trucks. The fully remodeled new eCanter launched in March 2023 caters to more diverse business needs with expanded chassis selections, body applications and cruising ranges. In addition to existing markets including Japan, 31 countries and regions in Europe and Oceania, Mitsubishi Fuso is expanding available overseas markets of eCanter including Asian markets such as Indonesia and Taiwan, Middle East and South America.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that develops and produces software-defined vehicle (SDV) technology designed to manage vehicle operations and features through proprietary software. REE’s advanced Zonal SDV Architecture is designed to integrate seamlessly with legacy systems to improve vehicle safety, performance, and reliability. By centralizing key vehicle functions, the architecture seeks to enhance modularity, redundancy, and stability, and to enable safer and more efficient vehicle platforms. Powered by secured AI and deep over-the-air upgradability, REE’s technology allows for continuous updates and improvements throughout a vehicle’s lifespan. This makes Powered by REE® vehicles adaptable to customer and market changes and designed with future autonomy and connectivity in mind. REE was the first company to FMVSS certify a full by-wire vehicle in the U.S. Its proprietary by-wire technology for drive, steer, and brake control removes the need for mechanical linkages, supporting flexible design and optimized performance. Through its approach of “complete not compete,” REE enables original equipment manufacturers and technology companies to license its SDV technology, allowing them to design and build vehicles tailored to their specific requirements using REE’s scalable, future-ready platform. www.REE.auto

Media Contact
Keren Shemesh
Chief Marketing Officer for REE Automotive

info@REE.auto

Investor Contact
Hai Aviv
Chief Finance Officer for REE Automotive
investors@REE.auto

Caution About Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include, among others, statements regarding Mitsubishi Fuso’s evaluation of REE’s zonal SDV architecture and x-by-wire technology capabilities for its vehicles and platforms; Mitsubishi Fuso’s collaboration with REE on a software-defined vehicle using REE’s zonal SDV architecture and x-by-wire technology; the evaluation of REE as a supplier for Mitsubishi Fuso’s future vehicle product line for a scalable platform; and setting a new industry benchmark for commercial vehicles that support autonomous solutions. Actual results of matters addressed in these forward-looking statements involve risks and uncertainties and may differ substantially from those expressed or implied. Factors that could cause actual results to differ are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors”, and “Operating and Financial Review and Prospects” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as updated by the REE’s subsequent filings with the SEC. In addition, the memorandum of understanding contains aspects that are non-binding and different project phases, which may not occur and/or result in successful completion. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update any forward-looking statements.

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